                                 ALSTON&BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

                           DIRECT DIAL: 404-881-7872

PETER C. NOVEMBER                                    E-MAIL:PNOVEMBER@ALSTON.COM

                                   May 9, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

      Re:   LHC Group, Inc.
            Registration Statement on Form S-1
            Filed November 24, 2004, as amended
            File Number 333-120792


Dear Mr. Riedler:

      At the request and on behalf of our client, LHC Group, Inc., we hereby file, via EDGAR, Amendment No. 3 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 3"). Amendment No. 3 includes revisions made in response to the comment letter dated February 25, 2005 from the Staff. Amendment No. 3 also includes revisions made in response to the comment letter from the Staff dated April 27, 2005.

      We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Staff's comment letters. A copy of this letter, along with courtesy copies of Amendment No. 3 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

      Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.



  Bank of America Plaza       90 Park Avenue      3201 Beechleaf Court, Suite 600    601 Pennsylvania Avenue, N.W.
 101 South Tryon Street,    New York, NY 10016        Raleigh, NC 27604-1062           North Building, 10th Floor
       Suite 4000            212-210-9400                  919-862-2200                Washington, DC 20004-2601
 Charlotte, NC 28280-4000   Fax: 212-210-9444           Fax: 919-862-2260                     202-756-3300
      704-444-1000                                                                          Fax: 202-756-3333
    Fax: 704-444-1111


Mr. Jeffrey Reidler
May 9, 2005
Page 2




             RESPONSES TO THE STAFF'S LETTER DATED FEBRUARY 25, 2005
             -------------------------------------------------------

Risk Factors. p. 8
------------------

"If we fail to complete the evaluation of our internal control " p. 18
----------------------------------------------------------------------

COMMENT
-------

1) We note your response to comment 8. Unless you have reason to believe that you may not complete your evaluation on time, this risk factor is not appropriate. If you have reason to believe the evaluation will not be completed, then you should revise your risk factor discussion to indicate that you have reason to believe the evaluation will not be completed in a timely manner.

RESPONSE
--------

      At the Staff's request, we have removed the references in the risk factor relating to our evaluation not being completed in a timely manner. However, we have retained those portions of the risk factor that relate to the possible risks associated with a determination that we have a material weakness in our internal control over financial reporting. While we have no current basis to conclude that we will have a material weakness, we believe it is a risk that should be considered by investors when investing in our common stock.

Non-GAAP Financial Measures. page 27
------------------------------------

COMMENT
-------

2) We note your response to comment 9. The company asserts that EBITDA is a liquidity measure, as such please directly reconcile it to the most directly comparable GAAP-based liquidity measure, without reconciling EBITDA first to a performance measure. It appears that the company feels that cash flow from operations is the most relevant liquidity measure, reconcile EBITDA directly to cash flow from operations without reconciling to net income.

RESPONSE
--------

      We have removed all references to EBITDA in the Registration Statement. Accordingly, we have also removed the EBITDA reconciliation.

COMMENT
-------

3) In addition, the discussion provided by the company about the usefulness of this measure is very brief. Please provide a much more detailed discussion of how

Mr. Jeffrey Reidler
May 9, 2005
Page 3

      management uses this measure and what benefit is obtained by its inclusion in the document.

RESPONSE
--------

      We have removed all references to EBITDA in the Registration Statement. Accordingly, we have removed all discussion regarding the usefulness of EBITDA.

COMMENT
-------

4) In the reconciliation on page 26 we note that the company removes two line items "Impairment loss" and "Non-operating income, including gain on sale of assets." The removal of these line items appears to have the affect of presenting an "adjusted" EBITDA instead of just EBITDA which would only remove depreciation/amortization, interest, and taxes. Please justify for us the appropriateness of removing these additional charges that appear to be recurring in nature.

RESPONSE
--------

      We have removed all references to EBITDA in the Registration Statement. Accordingly, we have also removed the EBITDA reconciliation.

Business, page 46
-----------------

COMMENT
-------

5) We note your response to comment 14. Please provide a more complete analysis supporting your determination. Your analysis should address revenues derived from each agreement, how many other providers are there that would be capable of providing the same services and level of service at a similar cost, and a description of the effects of any interruptions for each agreement. Your analysis should address your dependence on the joint ventures, cooperative endeavors, license leasing arrangements and management services agreements.

RESPONSE
--------

      During 2004 the individual contribution of each of our joint venture relationships (including our equity joint ventures, cooperative endeavors, license leasing arrangements and management services agreements) to our overall net service revenue ranged from 0.0% to 9.1%. None of our cooperative endeavor or management arrangements accounted for 5.0% or more of our net service revenue, but instead ranged from 0.0% to 1.4% and 0.0% to 0.5%, respectively, of our total net service revenue during 2004.

Mr. Jeffrey Reidler
May 9, 2005
Page 4


      Of our two license leasing arrangements, only one of these arrangements accounted for greater than 5.0% of our total net service revenue during 2004, the other accounted for only 2.0%. We have filed as Exhibit 10.13 to Amendment No. 3 the license leasing agreement related to the leasing arrangement that exceeded more than 5.0% of our total net service revenue in 2004.

      With respect to our equity joint ventures, our financial dependence ranges from 0.1% to 8.8% of our total net service revenue, with only two of these equity joint ventures, one for the ownership and operation of a home health agency and the other for a long-term acute care hospital, accounting for greater than 5.0% of our total net service revenue. We have filed these joint venture agreements as Exhibits 10.14 and 10.15 to Amendment No. 3.

Critical Accounting Policies
----------------------------

Revenues, pages 46-47
---------------------

COMMENT
-------

6) Refer to your response to comment 12. We note that the company increased its disclosure here of how these estimates are calculated. Please revise this disclosure to also quantify the impact that adjustments to these estimates have had historically to allow an investor to better understand the materiality of these estimates.

RESPONSE
--------

      In 2002, 2003 and 2004, the net variance between our estimate of the Medicare adjustments for our home nursing services provided and the actual Medicare adjustments was approximately $13,481, ($48,629) and ($47,892), respectively. Due to the immaterial nature of the variance, we have not revised our disclosure in the Registration Statement to further quantify the impact that adjustments have had on our Medicare adjustment estimates.

Accounts Receivable and Allowances for Uncollectible Accounts pages 47-48
-------------------------------------------------------------------------

COMMENT
-------

7) Refer to your response to comment 13. We note that the company addresses some key elements in the way that its payment structure is organized in its response to us. Please revise the disclosure either here or in the Business section to reflect the more detailed information about the company's billing system and operations provided in this response.

Mr. Jeffrey Reidler
May 9, 2005
Page 5

RESPONSE
--------

      We have revised our disclosure on pages 43 and 57 to include the disclosure requested by the Staff.

Notes to the Consolidated Financial Statements
----------------------------------------------

General
-------

COMMENT
-------

8) The financial statements are now stale. Please update the audited financial statements to include through the year ended December 31, 2004.

RESPONSE
--------

      In Amendment No. 3 we filed audited financial statements that included the year ended December 31, 2004. We also included unaudited interim financial statements for the three months ended March 31, 2005.

2.  Significant Accounting Policies
-----------------------------------

Accounts Receivable and Allowances for Uncollectible Accounts, page F-10
------------------------------------------------------------------------

COMMENT
-------

9) Refer to your response to comment 19. It appears that these amounts represent unearned revenue which seems to have different characteristics than amounts owed to a third party. These balances would become payable only in the instance that service was terminated. Please verify this understanding of the way these prepayments function. If this is true, then it appears that the appropriate balance sheet classification would be as unearned revenue.

RESPONSE
--------

      In calculating the December 31, 2002, 2003 and 2004 unearned revenue balance, we reviewed each patient's episode of care and determined the amount of cash received for that episode of care that exceeded the revenue earned. Based on this calculation, as of December 31, 2002, 2003 and 2004 we had unearned revenue of approximately $155,813, $152,052 and $162,002, respectively. We believe that these amounts are immaterial for separate presentation on our balance sheet and have continued to present accounts receivable net of these amounts.

      We would like to clarify the previous disclosure in our financial statements related to amounts billed and received in advance and recorded as a reduction to accounts

Mr. Jeffrey Reidler
May 9, 2005
Page 6



      receivable (e.g., $4,986,000 at 12/31/03). These amounts represented the total amount billed and received for all episodes of care where the Company has not received final payment for the services rendered. These amounts did not represent unearned amounts at 12/31/03. This disclosure will be deleted as we have concluded it is not meaningful.

10. Commitments and Contingencies
---------------------------------

Contingencies, pages F-25 - F-26
--------------------------------

COMMENT
-------

10) Please refer to your responses to comments 22 and 23, It appears that your analysis does not follow the appropriate path through the literature given that this appears to be a financial instrument. Please discuss the applicability of SFAS 150, EITF 00-6, and ASR268 and other related literature to this agreement. It appears that the filing of the registration statement makes it appear that it is probable that this minority interest will become redeemable.

RESPONSE
--------

      On March 4, March 25, April 7, April 19 and April 28, 2005 we submitted letters to the Staff addressing comment No. 10.

   RESPONSES TO COMMENTS 4, 5 AND 6 OF THE STAFF'S LETTER DATED APRIL 27, 2005
   ---------------------------------------------------------------------------

COMMENT
-------

Requirement to Provide Article 11 of Regulation S-X Pro Forma Financial
------------------------------------------------------------------------
Information
-----------

4. Please provide a robust discussion of the whether the company believes that it is probable that the St. Landry will redeem their minority interest holdings upon the completion of the initial public offering. Please base this analysis of probability on the terms described in Financial Reporting Codification 506.02.c.ii.

RESPONSE
--------

      The minority interest holders in St. Landry's are physicians who reside and work in the local market in which the long-term acute care hospital operated by St. Landry's is located. These physicians entered into the equity joint venture on the basis of their belief that owning an interest in the community-based hospital was important to their practice and the community. Based on our ongoing conversations with these physicians regarding the operation of the hospital, we believe that the physicians continue to believe it is important to maintain an ownership interest. Therefore, we believe that following our initial public offering the physicians will maintain their ownership interest in the St. Landry's equity joint venture.

Mr. Jeffrey Reidler
May 9, 2005
Page 7


      In addition, since the filing of our Registration Statement in November 2004, the physicians who hold minority interests in St. Landry's have been aware of our initial public offering and their right to redeem their minority interests upon completion of our initial public offering. Since November 2004, none of the physicians have expressed an interest in exercising their redemption rights. In order to avoid potential gun jumping issues, we have not polled the physicians to determine their intent regarding the exercise of their redemption rights.

      Finally, we think it is worth noting that there are 15 individual minority interest holders in St. Landry's. If the redemption rights are exercised it is anticipated that the aggregate consideration received by the minority interest holders would be approximately $1,100,000, based on an assumed average trading price of $13 per share for the thirty days following our initial public offering. Therefore, on average no physician owner would receive more than $74,000 for the redemption of their membership interests. Given the relatively insignificant amount to be received by the physicians, we believe their desire to maintain ownership in the hospital for business and community reasons will outweigh the economic value of redeeming their interests. It is also worth noting that even if the physicians do not exercise their redemption rights they will continue to receive a return on their investment via routine quarterly distributions from the profits of the hospital.

      For the reasons stated above, we do not believe that it is probable that the minority interest holders in the St. Landry's equity joint venture will exercise their redemption rights upon the completion of our initial public offering.

COMMENT
-------

5. Refer to comment 11 of the April 19, 2005 response letter. Based one this response, it appears that the company evaluated the need to provide pro forma financial information on each step acquisition separately. If the company determined that the St. Landry's step acquisition is probable, it appears that each of these step acquisition: should be viewed as related businesses because they will occur based on the outcome of a single event, initial public offering. Please provide to us an analysis that addresses whether St. Landry, Beta, and HTAT should be considered related businesses. If the St. Landry step acquisition is not probable, address this issue for the HTAT and Beta step acquisitions. Specifically address the criteria, discussed in Rule 3-05(a)(3)(iii) of Regulation S-X.

RESPONSE
--------

      In our letter to the Staff dated April 28, 2005, we included a table that applied the three significance tests to the acquisitions of the minority interests held in the St. Landry's, Beta and HTAT joint ventures. As a result of discussions with the Staff, we have revised the table in the manner set forth on Appendix A hereto. Based on this

Mr. Jeffrey Reidler
May 9, 2005
Page 8




revised table, we still believe the conclusions set forth in our response to comment No. 5 in our letter dated April 28, 2005 are accurate.

      You will note in the "Use of Proceeds" section of Amendment No. 3 we have made reference to a non-binding letter of intent that we have entered into in connection with the acquisition of certain home nursing agencies in West Virginia. Although the Staff has not requested information regarding our pro-forma financial statement analysis relating to this acquisition, we have elected to anticipate the Staff's request and include the analysis in this letter. First, at this time we do not believe the acquisition is probable. We have not completed our due diligence, the parties have not completed the negotiation of definitive agreements and our ability to complete the transaction is contingent upon our satisfaction of certain certificate of need approval requirements in West Virginia. These certificate of need requirements could either substantially delay the acquisition or, if approval is not received, could cause us to be unable to complete the acquisition. Regardless of the probability of this acquisition, as set forth on Appendix A, the transaction does not meet any of the three significance tests. Accordingly, for the foregoing reasons, we do not believe the West Virginia transaction requires us to include pro-forma financial statements.

      If the Staff disputes our belief that this transaction is not probable, we have also considered whether this transaction would be considered a "related business" under Rule 3.05(a)(3) of Regulation S-X with the acquisitions of the minority interests in the Beta, HTAT and St. Landry's joint ventures. Since there is no common ownership or management between the West Virginia entity and either Beta, HTAT or St. Landry's and because the West Virginia transaction is not contingent upon the completion of our initial public offering or the closing of the other acquisitions, we do not believe it is a "related business". Accordingly, the West Virginia transaction should not impact the pro-forma analysis for Beta, HTAT or St. Landry's.

COMMENT
-------

6. We note the proposed disclosure that the company included in its March 25, 2005 letter as Appendix B. Related to this disclosure, we have the following comments:

a) Related to the $1.1 million that the company would be required to pay related to the St. Landry agreement, consider disclosing the number of shares and the stock price used to calculate this amount.

b) Consider disclosing this amount in the table at the end of the note instead of the $0 disclosed there.

c) The paragraph that describes the company's accounting will need to be adjusted to reflect the results of its analysis based on our discussions and the company's analysis requested in other comments.

d) Please clearly indicate that the put options related to the HTAT and Beta agreements are still outstanding related to the change of control provision and that they

Mr. Jeffrey Reidler
May 9, 2005
Page 9



are only replaced related to the IPO contingency. It should be clear that there are three puts and two forwards outstanding related to these minority interests.

e) Consider disclosing the reasons for entering into these exchange agreements as well as a discussion of how the settlement amounts were determined.

f) The table indicates that the amounts disclosed in the last two columns represent the "fair value" of these instruments. Is it more appropriate to disclose these as the anticipated settlement amounts? g) Along the same thought it seems that the put option values for Beta and HTAT would not be "N/A" but some other amount given that the put options are still outstanding.

RESPONSE
--------

      In Amendment No. 3 we have included this additional disclosure with the changes proposed by the Staff as footnote No. 10 to our consolidated financial statements.

      If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.

                                   Sincerely,

                                   /s/ Peter C. November

                                   Peter C. November

cc:   Zafar Hasan
      Tabatha Akins
      James Atkinson
      Keith G. Myers
      R. Barr Brown
      Steven L. Pottle
      Nilene R. Evans

                                   Appendix A

3-05 FINANCIAL STATEMENT REQUIREMENT ANALYSIS

Consolidated assets                          47,519

Consolidated income from operations           9,027

SIGNIFICANCE TESTS

                                     ASSETS

                                                   Amount          Significance
                                                   ----------------------------

Acadian                                             1,180              2.5%

HTAT                                                  275              0.6%

St. Landry                                            105              0.2%

Home Care Plus                                      1,317              2.8%



                                    EARNINGS

                                                   Amount          Significance
                                                   ----------------------------

Acadian                                               957             10.6%

HTAT                                                  (80)            -0.9%

St. Landry                                             78              0.9%

Home Care Plus                                         35              0.4%


                                   INVESTMENT

                                                   Amount          Significance
                                                   ----------------------------

Acadian                                             8,149             17.1%

HTAT                                                  884              1.9%

St. Landry                                          1,100              2.3%

Home Care Plus                                      4,500              9.5%